[Letterhead of Sutherland Asbill & Brennan LLP]

August 10, 2010

VIA EDGAR

Mary A. Cole, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Oxford Lane Capital Corp.
Registration Statement on Form N-2 filed June 25, 2010
File Nos. 333-167803; 811-22432

Dear Ms. Cole:

On behalf of Oxford Lane Capital Corp. (the “Company”), set forth below is the Company’s response to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company on July 21, 2010 with respect to the Company’s registration statement on Form N-2 (File Nos. 333-167803; 811-22432), filed with the Commission on June 25, 2010 (the “Registration Statement”), and the prospectus included therein (the “Prospectus”).  The Staff’s comments are set forth below and are followed by the Company’s responses.  The revisions to the Prospectus referenced in the below responses are set forth in Amendment No. 1 to the Registration Statement, filed with the Commission concurrently herewith.

1.
Delete the following sentence in the paragraph before the Table of Contents or explain the duty to update: “You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.”

The Company has revised the disclosure set forth in the paragraph before the “Table of Contents” to explain its duty to update the Prospectus in response to the Staff’s comment.

Mary A. Cole, Esq.
August 10, 2010

2.
Summary—In the section disclosing the possibility of the Fund co-investing with affiliates of the adviser, please add that such co-investments may require SEC exemptive relief, which is not guaranteed.

The Company has revised the disclosure set forth in the “Summary” section (page 2), the “Risk Factors” section (page 15) and the “Business” section (page 33) of the Prospectus in response to the Staff’s comment.

3.	Risk Factors—With respect to the disclosure about the Fund’s lack of diversification, please disclose the existence of any limitations on the ability of the fund to invest in any one issuer.

The Company has revised the disclosure set forth in the “Risk Factors” section (page 22) of the Prospectus in response to the Staff’s comment.

4.
Risk Factors—Our Board of Directors may change our operating policies and strategies without prior notice or stockholder approval—Please provide a cross-reference to the section of the prospectus that discloses the Fund’s fundamental policies.

The Company has revised the disclosure set forth in the “Risk Factors” section (page 19) of the Prospectus in response to the Staff’s comment.

5.	Risk Factors—Investments in foreign securities—Please add disclosure in the investment strategies section of the summary reflecting the Fund’s policy of investing in foreign securities.

The Company has revised the disclosure set forth in the “Summary” section (page 3) and the “Business” section (page 34) of the Prospectus in response to the Staff’s comment.

6.
Provisions of the Maryland General Corporation Law—Since the Maryland Control Share Acquisition Act does not apply to registered investment companies, explain in your response the opt out disclosure in the last two sentences of the first paragraph of this section. Describe how the MCSSA works and inform the staff whether the Fund in the future intends to opt into the MCSSA.

The Company respectfully refers the Staff to the disclosure set forth in the section of the Prospectus entitled “Description of Securities-Certain Provisions of the Maryland General Corporation Law and Our Charter and Bylaws–Control Share Acquisitions,” which indicates that the Company will amend its bylaws to be subject to the Control Share Act only if “the Board of Directors determines that it would be in [the Company’s] best interests and if the SEC staff does not object to [the Company’s] determination that [the Company’s] being subject to the Control Share Act does not conflict with the 1940 Act.” The Company confirms to the Staff that it does not intend to either modify its bylaws to be subject to the Control Share Act, or adopt or modify existing resolutions so as to become subject to the Business Combination Act, absent a determination by the Staff that doing so would not conflict with the Company’s obligations under the Investment Company Act of 1940, as amended. In addition, the Company confirms that it will undertake to file a Current Report on Form 8-K with the Commission after Board approval, but prior to the effective date, of any such change to its resolutions or bylaws.

*          *          *

Mary A. Cole, Esq.
August 10, 2010

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,

/s/ Steven B. Boehm

Steven B. Boehm

cc:          Jonathan Cohen / Oxford Lane Capital Corp.
Saul Rosenthal / Oxford Lane Capital Corp.
John Mahon / Sutherland Asbill & Brennan LLP